UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico

99.2	Certificate of Qualified Person - Jarita Barry, P. Geo.

99.3	Certificate of Qualified Person - David Burga, P. Geo.

99.4	Certificate of Qualified Person - Scott Fleming, P.E.

99.5	Certificate of Qualified Person - Eugenio Iasillo, P. E.

99.6	Certificate of Qualified Person - James L. Pearson, P. Eng.

99.7	Certificate of Qualified Person - Eugene Puritch, P.Eng.

99.8	Certificate of Qualified Person - Richard E. Routledge, P. Geo.

99.9	Certificate of Qualified Person - Peter J. Smith, P. Eng.

99.10	Certificate of Qualified Person - Richard Sutcliffe, Ph.D., P. Geo.

99.11	Consent of Qualified Person - Jarita Barry, P. Geo.

99.12	Consent of Qualified Person - David Burga, P. Geo.

99.13	Consent of Qualified Person - Scott Fleming, P.E.

99.14	Consent of Qualified Person - Eugenio Iasillo, P. E.

99.15	Consent of Qualified Person - James L. Pearson, P. Eng.

99.16	Consent of Qualified Person - Eugene Puritch, P.Eng.

99.17	Consent of Qualified Person - Richard E. Routledge, P. Geo.

99.18	Consent of Qualified Person - Peter J. Smith, P. Eng.

99.19	Consent of Qualified Person - Richard Sutcliffe, Ph.D., P. Geo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: May 13, 2015	By:	/s/ Bradford Cooke

Bradford Cooke
	Title:	CEO